UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

FORM 11-K

(Mark one)
[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2019

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from _____________ to _______________.

Commission file number 000-21918

A.Full title of the plan and the address of the plan, if different from that of the issued named below:

FLIR Systems, Inc. 401(k) Savings Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLIR Systems, Inc.
27700 SW Parkway Avenue
Wilsonville, Oregon 97070

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Financial Statements and Supplemental Schedule
December 31, 2019 and 2018
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants of the
FLIR Systems, Inc. 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the FLIR Systems, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In

our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KBF CPAs LLP

We have served as the Plan’s auditor since 2017.
Portland, Oregon
June 15, 2020

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Participant directed investments, at fair value:
Mutual funds	$445,095,327	$340,649,090
Common and collective trust	10,856,423	10,334,597
Common stock:
FLIR Systems, Inc.	12,716,276	12,589,798
Total investments	468,668,026	363,573,485

Notes receivable from participants	4,772,657	4,365,027
Total receivables	4,772,657	4,365,027
Net assets available for benefits	$473,440,683	$367,938,512

See accompanying notes to financial statements.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2019 and 2018

	2019	2018
Contributions:
Participant	$25,261,408	$20,870,382
Rollover	11,717,162	3,149,943
Employer	11,806,131	9,571,144
Total contributions	48,784,701	33,591,469

Investment income (loss):
Dividend income	18,842,095	20,251,183
Interest income	500,146	420,734
Net appreciation (depreciation) in fair value of investments	68,252,889	(43,241,819)
Total investment income (loss)	87,595,130	(22,569,902)

Interest on notes receivable from participants	254,392	207,032
Other income	219,982	212,496
Total additions	136,634,223	11,441,095

Deductions:
Benefits and withdrawals paid to participants	31,930,487	20,279,476
Administrative expenses and other, net	307,731	297,206
Total deductions	32,018,236	20,576,682
Net increase (decrease)	104,615,987	(9,135,587)
Transfer in from other plan	886,184	—
Net assets available for benefits, beginning of year	367,938,512	377,074,099
Net assets available for benefits, end of year	$473,440,683	$367,938,512

See accompanying notes to financial statements.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements

(1)	Plan Description
The following description of the FLIR Systems, Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document. Effective October 1, 2015, the Plan adopted the Fidelity Volume Submitter Defined Contribution Plan ("Volume Submitter Plan") which relies upon the Internal Revenue Service ("IRS") advisory letter dated March 31, 2014 stating the acceptance of the Volume Submitter Plan under Section 401 of the Internal Revenue Code ("IRC").

(a)	General
The Plan is a defined-contribution plan established June 1, 1988 by FLIR Systems, Inc. (the "Company") under the provisions of Section 401(a) of the IRC, which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Under the terms of the agreement between the Company and Fidelity Management Trust Company (the "Trustee" or "FMTC"), all investments of the Plan are held in a trust by the Trustee. A committee consisting of management employees of the Company administers the Plan.
On January 28, 2019, the Company completed the acquisition of Aeryon Labs, Inc. (“Aeryon”). As a result of the acquisition, Aeryon elected to withdraw from participation in the TriNet 401(k) Plan and transferred the participant account balances to the Plan which is reported as the transfer in from other plan on the statements of changes in net assets available for benefits.

(b)	Eligibility
Employees are eligible to participate in the Plan unless the employee is covered by a collective bargaining agreement, is a leased employee, is a resident of Puerto Rico or is a nonresident alien with no earned income from the Company.
Participants may begin participating immediately following employment commencement. Eligible employees are automatically enrolled in the Plan after their first 60 days of employment with a pre-tax contribution of 5% of compensation invested in the age-appropriate Fidelity Freedom Fund. Employee deferrals for each active participant having automatic enrollment contributions made on their behalf shall be increased annually by 1%, up to a maximum of 10%, unless the participant elects a different percentage. Eligible employees who do not want to participate in the Plan are required to explicitly decline to participate.

(c)	Contributions
Eligible employees may contribute an amount up to 60% of compensation, as defined by the Plan, subject to limitations in accordance with the IRC. The Company may, at the discretion of management, make a discretionary matching and/or profit sharing contribution to the Plan. In 2019 and 2018, the discretionary matching contributions were 50% of each employee’s contributions with no limit. The discretionary matching contributions did not apply to catch up contributions. During the years ended December 31, 2019 and 2018, there were no discretionary profit sharing contributions.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements

(d)	Vesting
Participants are fully vested in their contributions, transfers from other qualified plans, and the earnings thereon. Vesting in the participant’s share of Company discretionary matching and profit sharing contributions and the earnings thereon is based on years of continuous service, according to the following schedule:

Years of service	Percentage vested
Less than 1	—%
1 but less than 2	34
2 but less than 3	67
3 or more	100
A year of service in the above table is a plan year in which participants are credited with at least 1,000 hours of service. A participant also becomes 100% vested in the participant’s share of Company discretionary matching or profit sharing contributions and the earnings thereon upon retirement at age 65, death, or total and permanent disability while employed.

(e)	Notes Receivable from Participants
Notes receivable from participants are carried at amortized cost plus accrued interest.
Participants may borrow the lesser of $50,000 or 50% of their vested account balance, subject to a $2,500 minimum and certain other restrictions. As the participant repays these loans, the proceeds, including interest, are returned to the participant’s account. All loans shall bear a reasonable rate of interest as determined by the Plan administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Loans are payable over a period not to exceed five years unless for the purchase of a primary residence in which case it may be extended to 10 years. Interest rates on outstanding loans at December 31, 2019 ranged from 4.25% to 9.25%, with maturities through 2029.

(f)	Benefits
Upon termination of service for any reason, including death or disability, a participant (or in the case of death, the participant’s beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or a portion thereof, or annual installments over a period not to exceed the beneficiary’s assumed life expectancy.

(g)	Withdrawals
Except upon death, total disability, termination, retirement, or attainment of 59½ years of age, withdrawals of participant balances are only allowed for financial hardships as allowed by the IRC and require approval by the Trustee; in addition, withdrawals that arise out of the purchase of a principal residence (excluding mortgage payments) require approval by the Plan administrator.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements

(h)	Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Company’s matching contributions, and an allocation of the Plan’s net earnings and related administrative expenses. Allocation of earnings is based on the number of units of various investment funds assigned to each participant’s account. Participant accounts are valued daily.

(i)	Breaks in Service and Forfeited Accounts
A one-year break in service occurs in any plan year during which a participant does not have more than 500 hours of service. Upon resuming participation in the Plan, a participant’s previously forfeited unvested account balance will be restored, provided the participant had less than five consecutive one-year breaks in service and any vested amounts previously distributed are repaid to the Plan within five years from the date of re-employment. Any forfeiture of nonvested portions of the Company’s contribution account balance may be utilized to pay administrative expenses for the Plan and/or to offset future Company contributions. Forfeitures totaling approximately $22,000 were used to pay for certain administrative expenses during 2019 and $245,000 were used to reduce employer contributions and pay for certain administrative expenses during 2018. At December 31, 2019 and 2018, forfeitures totaling approximately $185,000 and $57,000, respectively, were available to reduce future employer contributions or pay for administrative expenses.

(j)	Investment Options
Participants may direct their elective contributions, including Company matching contributions, and any related earnings, into a variety of funds and into the Company’s common stock. The maximum employees can allocate to the Company’s common stock is 25% of contributions. Additionally, employees are allowed to reallocate up to 25% of their accumulated account balance into the Company’s common stock. Changes to contribution allocations may be made by participants on a daily basis. Exchanges between investment options may also be made by participants on a daily basis; however, exchanges involving the Company’s common stock are subject to the Company’s Insider Trading and Disclosure Policy and other restrictions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with United States generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements

(b)	Fair Value Measurements
Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures ("ASC 820"), provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 –	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 –    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 –	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Common Stock and Mutual Funds: Valued at the quoted market price of shares held by the Plan at year-end.
Common and Collective Trust: Valued based upon the current fair value of the common and collective trust fund’s underlying assets. Debt securities are valued based on evaluated prices received from third-party pricing vendors or from brokers who make markets in such securities. Investments in wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. Investments in open-end investment companies are valued at their closing net asset value ("NAV") each business day. Mutual funds are valued using quoted market prices for identified instruments. Non-registered investment companies are valued using other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, etc.).
The unit value of the fund is determined by the investment issuer by dividing the fund’s net assets at fair value by its units outstanding at the valuation date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements

methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Common stock	$12,716,276	$—	$—	$12,716,276
Mutual funds	445,095,327	—	—	445,095,327
Common and collective trust	—	10,856,423	—	10,856,423
Total investments at fair value	$457,811,603	$10,856,423	$—	$468,668,026
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Common stock	$12,589,798	$—	$—	$12,589,798
Mutual funds	340,649,090	—	—	340,649,090
Common and collective trust	—	10,334,597	—	10,334,597
Total investments at fair value	$353,238,888	$10,334,597	$—	$363,573,485

(c)	Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 2(b) for a discussion of fair value measurements.
The Fidelity Managed Income Portfolio (the "Portfolio") represents the Plan’s investment in a common and collective trust fund. As described in Accounting Standards Codification ("ASC") Topic 962-325-20 Plan Accounting - Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. The Portfolio is stated at fair value as determined by the issuer based on the NAV of the underlying investments.
The Portfolio invests in assets, typically fixed income securities or bond funds (and may include derivative instruments such as futures contracts and swap agreements), and enters into wrap contracts issued by third parties and invests in cash equivalents represented by shares in money market funds. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to a portfolio in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and to protect a portfolio in extreme circumstances. Assets not underlying the wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant exchanges and withdrawals.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements

Restrictions on the Plan

The following employer-initiated events may limit the ability of the Portfolio to transact at NAV:

•	The Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code;

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions;

•	Any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer;

•	Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the Portfolio's cash flow;

•
Any communication given to the Plan participants by the Plan sponsor, any other plan fiduciary or FMTC that is designed to induce or influence participants not to invest in the Portfolio or to transfer assets out of the Portfolio; and

•	Any transfer of assets from the Portfolio directly into a competing investment option.
It is the policy of the Portfolio to use its best efforts to maintain a stable NAV of $1 per unit; although there is no guarantee that the fund will be able to maintain this value. In the event the wrap contract fails to perform as intended, the Portfolio's NAV may decline if the market value of the assets declines. The Portfolio's ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrap issuer's ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Portfolio is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Portfolio's inability to promptly fund a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Portfolio may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.
The Plan assets are invested in various investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
The Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements

(d)	Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(e)	Revenue Credits
The Plan entered into an agreement with the Trustee whereby the Trustee shares certain revenue generated by the Plan in excess of their fee. These deposits are included in other income on the statements of changes in net assets available for benefits and are available to pay Plan expenses.

(f)	Net Appreciation (Depreciation) in Fair Value of Investments
Net appreciation (depreciation) consists of the net change in unrealized appreciation and depreciation during the year on investments held at the end of the year and the net realized gain and loss on investments sold during the year.
Brokerage fees are added to the acquisition cost of assets purchased and subtracted from the proceeds of assets sold.

(g)	Payment of Benefits
Benefit payments to participants are recorded upon distribution.

(h)	Administrative Expenses
Plan administrative expenses are paid either by the Company or through investment fees paid by participants. Certain loan and distribution expenses are paid by the respective participant from their account balance and are included in the statements of changes in net assets available for benefits.

(i)	Recently Issued Accounting Pronouncement
In August 2018, the Financial Accounting Standards Board issued Accounting Standard Update 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement." This standard modifies the disclosure requirements on fair value measurements in Topic 820, including the removal, modification to, and addition of certain disclosure requirements. The standard is effective for fiscal years beginning after December 15, 2019 with early adoption permitted. Management adopted the standard for the year ended December 31, 2019. The adoption did not have a material impact to the financial statements.

(3)	Tax Status
The IRS has determined and informed the Company, by a letter dated March 31, 2014, that the Plan is qualified and that the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since that date; however, management believes that the Plan is designed and continues to operate in compliance with the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements

of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however; there are currently no audits for any tax periods in progress.

(4)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts. The Company may elect, at its discretion, to make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan has not been terminated.

(5)	Party-in-Interest Transactions
Certain plan investments are shares in mutual funds and a common and collective trust managed by Fidelity Investments, an affiliate of the Trustee as defined by the Plan. Certain investment fees are paid by the Trustee and are reflected in the investment income or loss for the year. The Plan also issues loans to participants that are secured by the vested balance in the participants' accounts. As such, these transactions qualify as party-in-interest transactions, which are exempt from the "prohibited transactions" rules.
The Plan allows for investments in the Company’s common stock. Additionally, the Company pays certain expenses related to the Plan. The Company is the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

(6)	Reconciliation to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2019	2018
Net assets available for benefits per the financial statements	$473,440,683	$367,938,512
Adjustment from contract value to fair value	146,371	—
Deemed distributions of participant loans not recorded on the financial statements	(207,315)	(201,529)
Net assets available for benefits per the Form 5500	$473,379,739	$367,736,983
The following is a reconciliation of the increase (decrease) in net assets available for benefits reported on the financial statements to the Form 5500:

	Year ended December 31
	2019	2018
Net increase (decrease) in net assets available for benefits per the financial statements before transfer in from another plan	$104,615,987	$(9,135,587)
Change in adjustment from contract value to fair value	146,371	—
Change in deemed distributions of participant loans	(5,786)	(9,591)
Net increase (decrease) in net assets available for benefits per the Form 5500	$104,756,572	$(9,145,178)

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements

(7)	Subsequent Events
Impact of COVID-19

On January 30, 2020, the World Health Organization declared the recent coronavirus disease 2019 (“COVID-19”) outbreak as a global health emergency. On March 11, 2020, the World Health Organization raised the COVID-19 outbreak to “pandemic” status. The transmission of COVID-19 and efforts to contain its spread have resulted in international, national and local border closings and other significant travel restrictions and disruptions, significant disruptions to business operations, supply chains and customer activity, event cancellations and restrictions, service cancellations, reductions and other changes, significant challenges in healthcare service preparation and delivery, and quarantines and related government actions and policies. Economic uncertainties have arisen which have resulted in significant volatility in the investment markets, resulting in a substantial decline in the value of the investments as well as general concern and uncertainty that has negatively affected the U.S. and global economy and financial environments.
The Company will continue to monitor the rapidly evolving situation related to COVID-19. As mentioned above, as a result of COVID-19, there has been heightened market risk and volatility associated with the pandemic, and this could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits. Because of the uncertainty of the markets during this time, Plan management is unable to estimate the total impact the pandemic will have.

Supplemental Schedule
FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
EIN: 93-0708501
Plan: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

	Description of investment, including
Identity of issue, borrower,	maturity date, rate of interest, collateral,	Current
lessor, or similar party	par, or maturity value	value
	Mutual funds:
*Fidelity Investments	Fidelity Investments Money Market Government Portfolio - Class I	$19,895,478
Baron Funds	Baron Growth Fund	23,169,118
The Vanguard Group	Vanguard Mid-Cap Index Fund Institutional Class	27,757,520
The Vanguard Group	Vanguard Small-Cap Index Fund Admiral Shares	5,423,771
The Vanguard Group	Vanguard REIT Index Fund Admiral Shares	4,404,835
Dodge & Cox	Dodge & Cox Stock Fund	14,012,928
JPMorgan Asset Management	JPMorgan Large-Cap Growth Fund R6	16,257,165
JPMorgan Asset Management	JPMorgan US Small Company Fund Institutional Class	3,608,241
Franklin Templeton Investments	Templeton Global Bond Fund Class R6	3,999,624
Western Asset	Western Asset Core Plus Bond Fund Class IS	23,043,407
Victory Funds	Victory Sycamore Established Value Fund Class I	9,252,434
Columbia Threadneedle Investments	Columbia Emerging Markets Fund Class Y	11,926,899
*Fidelity Investments	Fidelity Contrafund K	36,544,301
*Fidelity Investments	Fidelity Balanced K Fund	17,651,162
*Fidelity Investments	Fidelity Diversified International K Fund	25,739,440
*Fidelity Investments	Fidelity US Bond Index Fund	18,524,755
*Fidelity Investments	Fidelity 500 Index Fund	52,198,638
*Fidelity Investments	Fidelity Freedom K Income Fund	1,435,389
*Fidelity Investments	Fidelity Freedom K 2005 Fund	396,065
*Fidelity Investments	Fidelity Freedom K 2010 Fund	430,206
*Fidelity Investments	Fidelity Freedom K 2015 Fund	3,452,059
*Fidelity Investments	Fidelity Freedom K 2020 Fund	15,076,506
*Fidelity Investments	Fidelity Freedom K 2025 Fund	21,125,777
*Fidelity Investments	Fidelity Freedom K 2030 Fund	26,763,738
*Fidelity Investments	Fidelity Freedom K 2035 Fund	20,275,667
*Fidelity Investments	Fidelity Freedom K 2040 Fund	17,203,683
*Fidelity Investments	Fidelity Freedom K 2045 Fund	9,657,599
*Fidelity Investments	Fidelity Freedom K 2050 Fund	10,513,796
*Fidelity Investments	Fidelity Freedom K 2055 Fund	3,552,188
*Fidelity Investments	Fidelity Freedom K 2060 Fund	1,800,627
*Fidelity Investments	Fidelity Freedom K 2065 Fund	2,311
	Total mutual funds	445,095,327

	Common and collective trust:
*Fidelity Investments	Fidelity Managed Income Portfolio	10,856,423

*FLIR Systems, Inc.	Common stock:
	FLIR Systems, Inc. common stock	12,716,276

*Participants	Notes receivable from participants (4.25% to	4,772,657
	9.25% maturing through 2029)
	Total assets	$473,440,683
* Represents a party-in-interest as of December 31, 2019.
Note: Cost is omitted for participant directed investments.
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
FLIR Systems, Inc. 401(k) Savings Plan
Date: June 15, 2020
FLIR Systems, Inc.
(Plan Sponsor)
By:    /s/ Carol P. Lowe
Executive Vice President
and Chief Financial Officer